1875 K Street, NW
Washington, DC 20006

Tel: 202 303 1000
Fax: 202 303 2000
June 17, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Healthcare & WellnessRx Trust (Securities Act File No. 333-166168, Investment Company Act File No. 811-22021) Response to Staff Request
Ladies and Gentlemen:
On behalf of The Gabelli Healthcare & WellnessRx Trust (the “Fund”), please find attached the Summary of Fund Expenses, Leverage Impact on Common Shares, and Issuance Expenses Associated with Shelf Offering calculations provided at the request of Laura E. Hatch of the Staff of the Securities and Exchange Commission (“SEC”) to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.
The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:
a)	the Fund is responsible for the adequacy and accuracy of the applicable disclosure in the filing;

b)	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Any questions or comments regarding the attached materials should be directed to the undersigned or Michael Spratt at (202) 303-1000.
Very truly yours,

/s/ David Joire
David Joire

cc:	Bruce N. Alpert, The Gabelli Healthcare & WellnessRx Trust
Peter D. Goldstein, The Gabelli Healthcare & WellnessRx Trust
Carter W. Austin, The Gabelli Healthcare & WellnessRx Trust
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
Enclosures

The Gabelli Healthcare & WellnessRx Trust
Summary of Fund Expenses
The following table shows the Fund’s expenses, including preferred share offering expenses as a percentage of net assets attributable to common shares.

Shareholder Transaction Expenses

Sales Load (as a percentage of offering price)	1.00	%(1)
Offering Expenses Borne by the Fund (excluding Preferred Share Offering Expenses) (as a percentage of offering price)	0.37	%(1)
Dividend Reinvestment Plan Fees	None	(2)
Preferred Share Offering Expenses Borne by the Fund (as a percentage of net assets attributable to common shares)	0.18	%(3)

	Percentage of Net Assets Attributable to Common Shares
Annual Expenses

Management Fees	1.42	%(4)
Interest on Borrowed Funds	None
Other Expenses	0.57	%(4)
Total Annual Expenses	1.99	%(4)

(1)	Estimated maximum amount based on offering of $50 million in common shares.
The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

(2)	You will be charged a $2.50 service charge and pay brokerage charges if you direct the plan agent to sell your common shares held in a dividend reinvestment account.

(3)	Assumes issuance of $50 million in liquidation preference of fixed rate preferred shares and net assets attributable to common shares of $119 million (which includes issuance of $50 million in common shares). The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

(4)	The Investment Adviser’s fee is 1.00% annually of the Fund’s average weekly net assets, with no deduction for the liquidation preference of any outstanding preferred shares. Consequently, if the Fund has preferred shares outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common shares will be higher than if the Fund does not utilize a leveraged capital structure. “Other Expenses” are based on estimated amounts for the year assuming completion of the proposed issuances.
The purpose of the table above and the example below is to help you understand all fees and expenses that you, as a holder of common shares, would bear directly or indirectly.
The following example illustrates the expenses (including the maximum estimated sales load of $10 and estimated offering expenses of $3.70 from the issuance of $50 million in common shares) you would pay on a $1,000 investment in common shares, assuming a 5% annual portfolio total return.*
The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$34	$75	$119	$242

* The example should not be considered a representation of future expenses.
The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value.
Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

The Gabelli Healthcare & WellnessRx Trust
Leverage Impact on Common Shares
Impact on Common Shares.
The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on common share total return, assuming investment portfolio total returns (comprised of net investment income of the Fund, realized gains or losses of the Fund and changes in the value of the securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5%, and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Risks.” The table further reflects leverage representing 30% of the Fund’s total assets, the Fund’s current projected blended annual average leverage dividend or interest rate of 6.00%, a management fee at an annual rate of 1.00% of the liquidation preference of any outstanding preferred shares and estimated annual incremental expenses attributable to any outstanding preferred shares of 0.03% of the Fund’s net assets attributable to common shares.

Assumed Portfolio Total Return (Net of Expenses)	-10%	-5%	0%	5%	10%
Common Share Total Return	-17.30%	-10.16%	-3.01%	4.13%	11.27%
Common share total return is composed of two elements—the common share distributions paid by the Fund (the amount of which is largely determined by the taxable income of the Fund (including realized gains or losses) after paying interest on any debt and/or dividends on any preferred shares) and unrealized gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table assumes that the Fund is more likely to suffer capital losses than to enjoy total return. For example, to assume a total return of 0% the Fund must assume that the income it receives on its investments is entirely offset by expenses and losses in the value of those investments.

The Gabelli Healthcare & WellnessRx Trust
Issuance Expenses Associated with Shelf Offering

Accounting fees	30,000
Legal fees	220,000
NYSE listing fees	25,794
Printing expenses	50,000
Rating Agency fees	36,800
SEC registration fees	7,130
Blue Sky fees	0
Miscellaneous	25,276

Offering Expenses Borne by the Fund	395,000